UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Result of AGM dated 27 April 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 27, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 27, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

BARCLAYS PLC
27 April 2012

	Barclays PLC Annual General Meeting A poll was held on each of the resolutions proposed at the Annual General Meeting on 27 April 2012. The results of the polls are:
Resolutions		For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1	To receive the Reports of the Directors' and Auditors' and the audited accounts for the year ended 31 December 2011.	8,079,367,647	98.72	104,576,016	1.28	66.91%	8,434,200
2	To approve the Remuneration Report for the year ended 31 December 2011.	5,613,705,106	73.10	2,065,945,924	26.90	62.79%	512,793,790
3	That Marcus Agius be re-elected as a Director of the Company.	7,579,631,717	96.12	306,231,767	3.88	64.47%	306,488,319
4	That David Booth be re-elected a Director of the Company.	8,110,189,081	99.81	15,201,859	0.19	66.43%	66,980,867
5	That Alison Carnwath be re-elected a Director of the Company.	6,259,902,392	79.15	1,648,731,329	20.85	64.66%	283,790,827
6	That Fulvio Conti be re-elected a Director of the Company.	7,494,225,006	93.05	559,679,010	6.95	65.85%	138,467,790
7	That Bob Diamond be re-elected a Director of the Company.	8,116,834,826	99.49	41,393,828	0.51	66.70%	34,152,017
8	That Simon Fraser be re-elected a Director of the Company.	7,650,092,268	96.88	246,293,925	3.12	64.56%	295,985,612
9	That Reuben Jeffery be re-elected a Director of the Company.	8,108,362,484	99.79	16,733,767	0.21	66.43%	67,275,555
10	That Sir Andrew Likierman be re-elected a Director of the Company.	8,111,786,566	99.83	13,588,737	0.17	66.43%	66,996,503
11	That Chris Lucas be re-elected a Director of the Company.	8,121,538,535	99.56	36,294,710	0.44	66.70%	34,541,370
12	That Dambisa Moyo be re-elected a Director of the Company.	8,089,696,187	99.56	35,671,815	0.44	66.43%	67,003,803
13	That Sir Michael Rake be re-elected a Director of the Company.	8,020,744,567	98.73	103,477,480	1.27	66.42%	68,150,364
14	That Sir John Sunderland be re-elected a Director of the Company.	7,750,829,663	98.14	146,718,923	1.86	64.57%	294,823,219
15	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company.	8,008,370,725	98.64	110,062,425	1.36	66.37%	73,945,164
16	To authorise the Directors to set the remuneration of the Auditors.	8,114,260,663	99.65	28,568,027	0.35	66.57%	49,549,173
17	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	7,188,094,186	97.65	172,744,796	2.35	60.18%	831,536,735
18	To authorise the Directors to allot securities.	7,609,572,983	93.25	550,837,232	6.75	66.72%	31,967,648
19	To authorise the Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.	8,026,091,836	98.75	101,611,666	1.25	66.45%	64,674,363
20	To authorise the Company to purchase its own shares.	8,149,725,369	99.57	34,935,935	0.43	66.91%	7,716,561
21	To authorise the Directors to call general meetings (other than an Annual General Meeting) on not less than 14 clear days' notice.	7,489,498,065	91.55	691,549,597	8.45	66.89%	11,330,200

As at the voting record date, there were 12,231,485,483 ordinary shares in issue. 838 shareholders or persons representing shareholders attended the meeting.  Shareholders are entitled to one vote per share.  Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

In accordance with Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will then be available for inspection at
www.Hemscott.com/nsm.do.

For further information please contact:

ANALYSTS AND INVESTORS
Charles Rozes                       +44 (0)20 7116 5752
Maritz Carvalho                    +44 (0)20 7116 5711

MEDIA
Giles Croot                            +44 (0)20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.  For further information about Barclays, please visit our website www.barclays.com.

Forward-looking Statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Euro), changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein are as at the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange plc (the "
LSE") or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly updates or revisions to forward-looking statements  to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the US Securities and Exchange Commission.